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                                 United States
                      Securities and Exchange Commission
                            Washington, D.C.  20549

                                 SCHEDULE 13D

Name of Issuer:  H.D. Vest, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  404150-10-4

Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications:  R. Bredt Norwood, 6333 North State Highway 161, 4th Floor,
Irving, TX  75038   972-870-6000

Date of Event which Requires Filing of this Statement:  April 15, 1999
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                            Schedule 13D Page 2 of 2

CUSIP No. 404150-10-4

1.   Name of Reporting Person
     I.R.S. Identification No. of above person

     Barbara Vest Hancock, ###-##-####

2.   Check the appropriate box if a member of a group

     N/A

3.   SEC Use Only

4.   Source of Funds

     N/A

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2 (e)

6.   Citizenship or Place of Organization

     USA

     7.     Sole Voting Power            0
     8.     Shared Voting Power          300
     9.     Sole Dispositive Power       0
     10.    Shared Dispositive Power     300

11.  Aggregate Amount Beneficially Owner by Each Reporting Person     300

12.  Check Box if the aggregate Amount in row (11) excludes certain shares*

13.  Percent of Class represented by amount on row (11)     0%

14.  Type of Reporting Person      IN
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               Schedule of Information to Be Provided With Filing
                           Pursuant to Section 13(d)

Item 1.  Security and Issuer

     H.D. Vest, Inc. Common Stock

     H.D. Vest, Inc.
     6333 N. State Hwy 161, 4th Floor
     Irving, Texas  75038

Item 2.  Identity and Background

(a)  Barbara Vest Hancock

(b)  H.D. Vest, Inc.
     6333 N. State Hwy 161, 4th Floor
     Irving, Texas  75038

(c)  Executive Manager, Representative Relations
     Address in 2(b), above.

(d)  No.

(e)  No.

(f)  United States of America

Item 3.  Source and Amount of Funds or Other Consideration

     Herb D. Vest purchased 1,445,481 shares of H.D. Vest, Inc. common stock from Barbara Vest Hancock for the approximate principal amount of $10,440,000 payable pursuant to a promissory note in the principal amount of $10,000,000 and Mr. Vest's agreement to assume a pre-existing debt of approximately $440,000 owed by Ms. Hancock.

Item 4.  Purpose of Transaction

     For Barbara Vest Hancock To sell 1,445,481 shares of H.D. Vest, Inc. common stock to Herb D. Vest.
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Item 5.  Interest in Securities of the Issuer

(a)  Aggregate number and percentage  300, 0%

(b)  Sole Voting Power  0
     Shared Voting Power - 300
     Sole Dispositive Power - 0
     Shared Dispositive Power - 300

(c)  Transactions in the past 60 days
     (1)  Barbara Vest Hancock
     (2)  4/13/99
     (3)  30,000 shares
     (4)  $5.875
     (5)  gifted to sons

(d)  None

(e)  4/15/99

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.  Material to Be Filed as Exhibits

     Attached:
     Stock Purchase Agreement



Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 1999
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Date

/s/ Barbara Vest Hancock
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Signature

Barbara Vest Hancock,
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Name/Title